June 4, 2010

Christopher E. Palmer, Esq.
Goodwin Procter LLP
901 New York Ave., N.W.
Washington, DC 20001

       RE: AXA Equitable Life Insurance Company:
                    Separate Account No. 49 of AXA Equitable Life Insurance Co.
                    Protected Capital Strategies
                    Initial Registration Statement filed on Form N-4
                    File Nos. 811-07659 and 333-165395, and
                    Initial Registration Statement filed on Form S-3
                    File No. 333-165396

Dear Mr. Palmer:

The staff reviewed the above-referenced initial registration statements, which the Commission received on March 11, 2010. We have given the registration statements a full review. Based on our review, we have the following comments. Since the transmittal letter for each filing has noted that the prospectus filed in each registration statement are identical, comments below apply equally to each registration statement. Page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-4 or Form S-3 as applicable.

1.   **GENERAL**

     a.   Please disclose to the staff whether there are any types of guarantees (*e.g.*, as to any of the company's guarantees under the contract or will the company will be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (*e.g.*, pertaining to capitalization of the company) with third parties.

     b.   Please explain to the staff the basis, including precedent, for your belief that the interests in the Protected Investment Option of the Protected Capital Strategies(SM) contract to be offered by AXA Equitable are qualified to be registered on Form S-3.

c.   Please revise the "Calculation of Registration Fee" as it is not clear why the values appearing in the table are appropriate and footnotes 1 and 2 to the table do not appear in the table itself. Based on the current disclosure, the staff would have expected i) only one row in the table; ii) the value appearing in the second column of first row to appear in the second to last column; iii) and footnotes 1 and 2 appearing under the second and third columns of first row.

d.   Please explain to the staff whether Phoenix intends to offer additional similar options through separate registration statements or simply adding them to this registration statement.

PROSPECTUS

2.   Front Cover Page

a.   Please include and confirm that all disclosure items required by Item 501 of Regulation S-K per Item 1 of Form S-3, in particular note Items 501(b)(5) and (b)(8).

b.   Please make clear that the Segment Return will apply only to amounts held to maturity. Please also note that the investor bears the entire risk of loss of principal held in the Protected Investment Option to the extent the losses in the relevant index exceed the amount of downside protection offered under the contract, and that this protection will not exceed 10% on an annual basis. Please further note that negative adjustments will be made to withdrawals made before a Segment matures. Please repeat this information in the "Protected Investment Option" subsection of the "Protected Capital Strategies at a glance" section on page 8.

c.   For clarity, in the third paragraph, please briefly describe what is provided in Appendix I. Appendix I lists certain state variations from the contract described in the prospectus. Please confirm either that the Appendix contains all material variations from the contract described in the prospectus or that the prospectus describes all material rights and obligations of purchasers of the contract.

d.   With respect to the last sentence of the fourth paragraph regarding the insurance company's ability to refuse to accept any application or contribution at any time even after purchase, please highlight the impact that refusal of contributions may have on the value and benefits of an owner's contract here and wherever else applicable in the prospectus, *i.e.,* will limit contract value and death benefit. In doing so, please also describe generally in the same section(s) the circumstances under which applications and contributions may be refused.

e.   With respect to the description of the Protected Investment Option in the fifth paragraph, please revise the disclosure to provide a more general description of the option, *e.g.*, the second and third sentence of the paragraph and the summary description of feature on page 8 without resorting to the use of defined terms. Given its current content including the use of a number of defined terms, the staff believes the disclosure is extremely dense and overly technical and therefore, does little to enhance the reader's understanding of the feature.

f.   Please define all terms the first time they are used in the body of the prospectus or use the term in full, *e.g.*, "Gold Index" and "Oil Index" are used in table of indices but are not defined until page 8.

g.   In the last paragraph, please clarify the meaning of the phrase, "is a part of one of the registration statements."

h.   Please confirm that the pages provided in the "Index of key words and phrases" on page 4 accurately reflect the pages on which a definition should appear, *e.g.*, reflects that "business day" is defined on page 54, but actually defined on page 19.

3.   How to Reach Us (pages 3 and 4)

The information contained in this section is too detailed to merit placement before important sections such as the At a glance, Risk Factors and the fee table sections. Please move the information to a more appropriate location in the prospectus, preferably to a position after all the defined terms that appear for the first time in this section have already been defined.

4.   Protected Capital Strategies at a glance – key features (page 8)

a.   In the last sentence under "Access to your money" on page 9, please clarify which series may be subject to withdrawal charges, and an income or penalty tax.

b.   Please include a brief description of "free look" rights under the contract and a cross-reference to the fuller discussion of those rights on page 25.

5.   Protected Investment Option Definitions (page 10)

a.   In the definition of "Performance Cap Rate" and in the body of the prospectus where appropriate, please disclose the guaranteed minimum rate that the cap may be set if there are any.

If no minimum is provided, please add appropriate risk disclosure to the risk factors section on page 15, *e.g.*, investors will have to set minimum acceptable returns without knowing what the Performance Cap Rate is, and that because there is no minimum, the cap could lead to returns much lower than those of other variable investment options if the Protected Investment Option was not elected.

b.   The definition for "Scheduled Holiday" does not account for the MSCI EAFE Price Return Index. Please address the omission.

c.   For clarity, please revise the definition for "Scheduled Holiday" and "Segment Business Day" so it is clearer as to which market applies to which underlying Index, *e.g.*, see the definition of "Unscheduled Close Date."

d.   Please confirm accuracy of "Segment Business Day" relative to the definitions of "Scheduled Holiday" and "Unscheduled Close Date," *i.e.*, the former uses the phrase "any day that all of the following are true" whereas the latte definitions reflect that each of the underlying Indices may have varied dates on which their values are not published.

Moreover, the subsections "Setting the Segment Maturity Date and Segment Start Date" and "Effect of Unscheduled Close Date" on page 24 as well as Appendix IV appear to support the idea that different Segments may have different start and maturity dates.

   i.   If true, please consider revising these three definitions into just one or two definitions for plain English purposes such that a day is either a "Segment Business Day," or not a "Segment Business Day" or a "Non-Segment Business Day" where the "Segment Business Day" would not include days on which the value of the underlying Index is not published whether it be a scheduled holiday or unscheduled emergency closing, *e.g.*, see definition of "business day" on page 19.

   ii.   If true, please also revise the second sentence under "Segment Types" on page 21 to indicate that "in general" the Segment Start Date will be the 15th of a month, *e.g.*, see first sentence under "Segment Start Date" on page 22.

e.   Please use definitions consistently throughout the prospectus. Only by way of example, please note the following.

   i.   Should use "Segment Type Holding Account" in lieu of "Holding Account" in third sentence of first paragraph under "Allocation your contributions" on page 19.

   ii.   Should use "Index Performance Rate" in lieu of "Index" in the caption for the first column of the table under "Segment Maturity Value" on page 23.

        iii.   Should insert, "day that is both a Segment Business Day and a" in between "each" and "business."

f.   "Segment Type" is defined as a Segment having the <u>same</u> Index, Segment Duration, and Segment Buffer. Therefore, please make that clear in the fourth sentence under "Segment Types."

g.   The prospectus provides a definitional section for the Protected Investment Option but only provides an index of page numbers where other terms are defined. Please consider providing a combined definitional section where the Protected Investment Option definitions could be provided as a subset of the general definitions.

6.   Fee Table (page 12)

a.   The prospectus notes in Appendix II that application of the principal adjustments that go into the calculation of the Segment Interim Value could cause investors to lose as much as 90% of the principal held in a Segment. Please note the existence and extent of this early withdrawal adjustment in the fee table, along the lines of the disclosure provided in the prospectus filed by AXA Equitable under 1933 Act File No. 333-161963 ("MSO Prospectus").

b.   Appendix II makes reference to an "expense spread." Please clarify the use of the word "spread" in this context. Also to the extent this phrase refers to a charge on assets either in a Segment or in another investment option under the contract, please include these charges in the fee table. If this is a charge, please clarify in the fee table and in the body of the prospectus whether this charge varies by any term or condition of the Segment, such as the Segment Buffer. Lastly, if there are no costs imposed in choosing one Segment Buffer over another, please clarify in the prospectus why an investor should choose a lower Segment Buffer, *e.g.*, perhaps lower Segment Buffers carry lower Participation Cap rates.

7.   Examples (page 13)

a.   In the first sentence of the preamble to the examples, please insert "contract" in lieu of "variable investment options."

b.   In the second sentence of the preamble to the examples, please delete either "contract fees" or "separate account annual expenses" as having both is redundant.

c.   For clarity, in the first sentence of the fourth paragraph, please insert "variable investment" in between "any" and "option."

8.   Risk Factors (page 15)

a.   Please expand the fourth bullet point to specifically indicate that the Segment Interim Value reflects a risk of a substantial loss of principal, (*e.g.*, see fourth bullet point of corresponding "Risk Factors" section of the prospectus for MSO Prospectus) instead of stating "it may be lower."

b.   Please convert the fifth and sixth bullet points to be sub-bullet points under the fourth bullet point, and in so doing please expand the disclosure to identify other circumstances (*e.g.*, the third sentence of the third to last paragraph under "Segment Types" on page 21) that would result in the application of the Segment Interim Value. Please also clarify that Segment Terms are used, *inter alia*, for early withdrawals.

Please also add another sub-bullet point here to identify, those circumstances that may occur "without any action on [the owners] part," *e.g.*, deduction for charges, and expand on these in the prospectus to the extent they include actions other than RMDs.

As an example of these modifications, please refer to the sub-bullet points following the fourth bullet point of the corresponding "Risk Factors" section in the MSO Prospectus.

c.   Please add disclosure to the sixth bullet point to briefly explain how the value of the Segment Interim Value would be affected by "both the volatility and level of the relevant Index, as well as interest rates," *e.g.*, see last sentence of third sub-bullet point following fourth bullet point of the corresponding "Risk Factors" section in the MSO Prospectus.

d.   With respect to the second to last bullet point, please include the actual risk posed by a change in an Index, *e.g.*, may reduce the Performance Cap Rate.

e.   Please add a bullet point to explain the risk that monies held in a Segment Type Holding Account may earn less interest than if the monies were held in another variable investment option without election of a Segment, *e.g.*, last bullet point of the corresponding "Risk Factors" section in the MSO Prospectus.

f.   The prospectus states that amounts withdrawn from a Segment before maturity cannot be transferred to other investment options and are, therefore, subject to a withdrawal charge. The prospectus also states that withdrawal charges are calculated as a percent of contributions, not account value. This means that the impact of a withdrawal charge would be greater when the contribution corresponding to the withdrawal is greater relative to the withdrawal. Since this could be expected to occur when the relevant index has declined at the point of withdrawal, the prospectus should note as a risk that the impact of a withdrawal charge that would be imposed when there is an early withdrawal is magnified at a time when the relevant index has declined.

9. **Contract features and benefits - How you can make your contributions (page 18)**

a.   The third sentence of the first paragraph states that an initial contribution for an IRA (Traditional or Roth, must be a direct transfer or rollover contribution from another IRA contract. Please make this clear in the first paragraph under "How you can purchase and contribute to your contract" on page 16 and the ensuing table beginning on page 16.

b.   Please confirm accuracy of references to "we" in the second and third sentences in the set off definition of "business day" on page 19, *i.e.*, given that the definition turns on whether the New York Stock Exchange ("NYSE") is open for regular trading, it would be more logical that the "we" in both sentences be replaced with "the NYSE."

10. **Contract features and benefits – What are your investment options under the contract? (page 19)**

a.   Please revise this section to be more precise, *i.e.*, the investment options are actually between the variable investment options and the Protected Investment Option, which in turn consists of Segment Type Holding Accounts and Segments.

b.   Consistent with comment 10.a. above, please do not have the term variable investment option include Segment Type Holding Accounts as is currently provided.

11. **Contract features and benefits – Protected Investment Option (page 21)**

a.   Please bold the first sentence of the third to last paragraph under "Segment Types" beginning with "Both the Performance Cap Rate…" on page 21.

Please also bold the same disclosure appearing in the last paragraph under "Performance Cap Rate" on page 22.

b.   Please update the date and identity of the countries constituting the MSCI EAFE Index as provided in the last paragraph under "Securities Indices" on page 22.

c.   Under "Performance Cap Threshold is met" beginning on page 22, please disclose why an owner would/would not specify a threshold, *i.e.*, advantages and disadvantages having/not having one.

d.   The substance of the third sentence of the third to last paragraph under "Effect of Unscheduled Close Date" and the last paragraph of the same subsection appearing on page 25 should be incorporated into the definitions of, respectively, the Segment Maturity Date and Segment Start Date on page 10, *i.e.*, both dates must fall on a day that is <u>both</u> a business day and Segment Business Day.

e.   The last paragraph under "Suspension, Termination and Changes to Segment Types and Indices" states that the company has the right, for various reasons, to substitute an alternative index or add additional indices at any time. Please provide additional disclosure as to this right including the following issues.

     i.   Will owners be notified of the use of an alternative and additional indices and if so, how (*e.g.*, by amendment?) and when?

     ii.   Please confirm that all circumstances under which the company has the right to use an alternative index have been disclosed. Otherwise, please disclose all other circumstances in which it may exercise such right.

     iii.   If an alternative index is used, how will that impact upon the Index Performance Rate, Segment Rate of Return, and ultimately the Segment Maturity Value that an owner can expect.

     iv.   If an alternative index is used, how will that impact upon the Performance Cap Rate and Segment Buffer, *i.e.*, will same limits apply to the alternative index?

     v.   Please disclose that there may times when no Segments of any or all Segment Types will be offered including what would become of all monies allocated to the Protected Investment Option.

f.   The first paragraph in the "Segment Types" subsection notes that a Segment Start Date is the 15th of each month. Given the delays due to Scheduled and Unscheduled Close dates, please qualify this by noting the Segment Start Date is "generally" the 15th. Also, the paragraph notes that the registrant "intends" to offer each Segment Type. Please make clear that you are not bound to offer any one particular Segment Type.

g.   The prospectus notes in the first full paragraph in the second column on page 21 that the Performance Cap Rate and the Segment Buffer are not annual rates of return. This fact is not well disclosed and, in addition, could provide a trap for the unwary.

As to the first issue, please highlight this sentence in bold and note this fact in the "At a Glance" section, in the definition section. Please also note in bold immediately after the table in the first column that the highest annual Buffer rate available in any Segment is 10%, and note this in the "At a Glance" section.

As to the second issue, please either provide investors an opportunity to choose the cap rate expressed as an annual rate or make clear in the prospectus and in any communication accompanying forms to be used by investors to provide Performance Cap Threshold information to the registrant as to which basis the investor should use in providing that information.

h.   The prospectus states that amounts in a Holding Account will be transferred if, among other things, the Performance Cap Threshold exceeds the Performance Cap Rate. Appendix II suggests there may be charges imposed on assets held in a Segment. If this is the case, please clarify here and elsewhere, as appropriate, whether or not these charges are considered in deciding whether to invest Holding Account amounts in a Segment and, if not, please clarify supplementally why not.

i.   Please revise the third paragraph of the "Segment Maturity Date" subsection for plain English.

j.   Please confirm at the end of the first paragraph in the second column of page 23 that an investor may instruct the registrant to transfer Segment Maturity value upon suspension as an alternative the keeping that amount in a Holding Account.

k.   The prospectus provides no indication as to the extent to which the various fundamental terms of the Protected Interest Option Interact with each other. Specifically, there is no disclosure of how the Performance Cap Rate the registrant announces varies for each Segment Type, *e.g.*, whether or not that rate will be affected by a higher or lower Segment Buffer. Please provide additional disclosure to provide general guidance on this matter.

l.   The last paragraph on page 24 notes that a Segment Maturity Date may be delayed which could force an investor to wait for the next Segment Start Date as much as a month to redeploy that amount in a Segment. Please note this in the Risk Factors section.

m.   The prospectus notes that if an Unscheduled Close Date occurs on a scheduled Segment Start Date, the registrant may "create" Segments on the "originally" scheduled Segment Start Date for Segment Types using a different index. It is unclear what this disclosure is intended to convey, *e.g.*, whether the registrant might move, without authorization, the affected Segment Maturity Value to a Segment Type having a different index. Please revise this paragraph for plain English to clarify what is intended.

n. The prospectus notes in the first paragraph of the "Partial withdrawal provision for lack of Segment" subsection on page 26 that, amounts in a Holding Account may be withdrawn without paying withdrawal charges if no Segments are created "because [the registrant] has terminated or suspended" that Segment Type. It is unclear for what other reasons a Segment might not be created. Please clarify this ambiguity supplementally.

12. Determining your contract's value (page 27)

Despite the detailed description of how the Segment Interim Value is calculated as provided in Appendix II, which is cross-referenced in the last paragraph under the subsection "Your contract's value in the protected investment options," the subsection should still provide a plain English explanation of how the Segment Interim Value is calculated and why it is imposed, *e.g.*, to reflect the estimated market value, at the time of an early distribution, of the risk that an owner would suffer a loss if the Segment were continued (without taking the early distribution) until its Segment Maturity Date.

At a minimum, please revise the first sentence of the third paragraph of the subsection "Your contract's value in the protected investment options," to the effect that what is being reflected in the Segment Interim Value is, subject to certain limits and deductions further explained in the Appendix, the current value on the calculation date of the effect of expected changes in the relevant index on invested amounts in a Segment. Please also highlight the next paragraph in bold.

13. Transferring your money among investment options (page 28)

a. Please expand the disclosure under "Transferring your account value" to address limitations, if any, with respect to transfers in and/or out of or among the variable investment options.

b. The prospectus notes in the paragraph following the bullet points under "Transferring your account value" that the registrant will provide advance notice of any changes or additions to transfers restrictions. Please revise the prospectus to clarify how and when owners will be told.

c. The prospectus notes on page 23 where funds in a Holding Account for a Segment Type are placed in case that Segment Type is terminated or suspended. The prospectus then notes on page 28, how transfer requests are made. Because Segment Type suspension or termination may come after a transfer instruction has been received, please clarify what opportunities an investor will have either beforehand through alternate instructions or after the suspension or termination to request transfer to a different Segment.

14.   How Withdrawals are taken from your account? (page 31)

    a.   The prospectus states in the second paragraph on page 31 what an investor must specify if withdrawals from specific investment options are desired. Please clarify what occurs if the investor fails to completely satisfy this obligation.

    b.   The prospectus states in the fifth paragraph on page 31 how withdrawals reduce the Segment Investment. Given that the contract uses Segment Interim Value and Segment Maturity Value, please clarify the purpose of adjusting Segment Investment.

15.   Your annuity payout options (page 31)

    a.   Please disclose the earliest and latest dates that an owner can annuitize a contract. Item 8(b) of Form N-4.

    b.   Please disclose any consequences if an owner has not elected to annuitize a contract by the latest date permitted for electing annuitization and if applicable, what notice will be provided to the owner in advance of this action.

    c.   In the first paragraph, please add that the periodic payment amount is also determined by the annuity payout option selected.

    d.   The table in "Annuity payout options" on page 32 should also include the Income Manager payout option.

    e.   Given the [new] disclosure with respect to the Income Manager payout option in first sentence on page 33 regarding a "new" withdrawal charge of 7%, please explain to the staff whether the offering of the Income Manager payout option constitutes an offer of exchange under section 11 of the Investment Company Act of 1940.

If so, please state whether the registrant has relief to make such an offer.

    f.   The first sentence of the fourth paragraph under "The amount applied to purchase an annuity payout option" on page 33 states that there is no withdrawal charge for the Income Manager life contingent payout options, but the next sentence clarifies that a withdrawal charge may in fact be imposed under certain circumstances. Please resolve the apparent discrepancy. Please also provide an example demonstrating the calculation of the withdrawal charge as described in that second sentence.

16.   Charges and expenses (page 35)

    a.   In the bullet list regarding charges that reduce the number of units credited to your contract, please add a bullet point to account for transfer charges.

Please also add a fuller description of the transfer charge to this section as required by Item 6(a) of Form N-4 including what is provided in consideration for the charge.

b.   Given the description of the Contract fee as including mortality and expense risks charges ("M&E"), please provide a separate line item for the M&E charge from the rest of the components of the Contract fee both here and in the fee table. See separate account fee table in Item 3 and General Instructions 13 and 14.

c.   The last sentence of the paragraph following the withdrawal charge table under "Withdrawal charge" on page 35 states that the free withdrawal amount is not taken into account for a contract surrender. Please clarify that this means the withdrawal charge will apply to the full account value surrendered.
Please also add this disclosure to the second paragraph under "Partial withdrawals" on page 30.

d.   In the last paragraph under "Charges that the Trust deducts" on page 36, please add disclosure explaining that "Underlying Portfolios" (see bottom of fee table on page 12) also each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions and that for more information about these charges, to also refer to the prospectuses for the Trusts.

e.   Separately, please clarify the circumstances, if any, under which assessments for periodic charges could result in an early withdrawal.

17.   Payment of Death Benefit (page 38)

a.   The prospectus notes that certain parties may continue a contract following the death of the owner under either the non-spousal and spousal continuation option, or the beneficiary continuation option. Please revise this section to highlight the differences between the two options, and what are the circumstances under which the party making the choice should choose one option over the other.

b.   Please confirm that all differences between continued contracts and the contracts described in the prospectus are outlined in this subsection.

18.   Tax information (page 42)

Please confirm that the disclosure is current and otherwise complies with the disclosure requirements of Item 12.

19.   About the General Account (page 54)

    a.   Please insert after the first sentence of the first paragraph that an owner should look to the financial strength of the company for its claims-paying ability.

    b.   Please revise this section to remind investors that the general account is subject to the claims of the company's general creditors.

20.   More information (page 53)

    a.   In "Contributions, transfers, withdrawals and surrenders" on page 55, please revise the third bullet point to clarify what unit value will be applied based upon receipt of any requests for withdrawals or surrender as was provided in the first two bullet points.

    b.   If applicable, please update "About legal proceedings" on page 55 as appropriate.

    c.   Please note absence of disclosure with respect to misstatements of age and custodial IRAs (*e.g.*, whether for certain custodial IRAs, the company may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that the company or the broker-dealer have your written authorization to do so on file).

21.   Please update the disclosure under "Independent Registered Public Accounting Firm" on page 58.

22.   If applicable, please provide the disclosure required by Items 10, 11 and 13 of Form S-3.

23.   Appendix II

    a.   The staff appreciates that the intent of the Segment Interim Value is to calculate account values before the Segment Maturity Date in a way that is more consistent with the calculation of account values at the end of a Segment. However, the Appendix gives extremely short shrift to clarifying in plain English how the calculation described carries out this intent.

    The staff believes that the purposes of this calculation are as described below. To facilitate a better understanding of the purposes of the various calculations and to better express the terms of the Segment Interim Value calculation, please confirm or correct the staff's understanding as expressed below and ensure that the prospectus provides that appropriate disclosure.

i.   The calculation of Segment Interim Values is based in part on the investor's agreement to be exposed at the end of the Segment to the risk of a drop in the relevant Index in excess of the designated Segment Buffer and to participate in the possibility of an increase in the Index limited by the Performance Cap Rate. This part of the calculation is accomplished by determining a value referred to below as the Fair Value of Derivatives.

ii.   The Fair Value Derivatives element uses hypothetical put and call options to estimate the market value, at the time the Segment Interim Value is calculated, of the risk of loss and the possibility of gain at the end of the Segment.

iii.   Including this estimate in the Segment Interim Value provides a treatment of account value in the Segment that is designed to be consistent with the determination of Segment Maturity Value.

iv.   The market value, at the time the Segment Interim Value is determined, of the risk of loss at the end of the Segment is estimated by estimating a hypothetical option referred to below as the Out-of-the-Money Put Option. It is important to note that this value will almost always reduce the principal the investor receives, even where the Index is higher at the time of the withdrawal than at the time of the original investment. This is because the risk that the Index could have been lower at the end of a Segment is present to some extent whether or not the Index has increased at the earlier point in time that the Segment Interim Value is determined.

v.   The market value, at the time the Segment Interim Value is determined, of the possibility of gain at the end of a the Segment as limited by the Performance Cap Rates is estimated by calculating the net of two hypothetical options to below as the At-the-Money Call Option and the Out-of-the-Money Call Option.

vi.   In addition, the registrant seeks to be reimbursed for the risk, implicit in the use of a Segment Interim Value, of having to return funds in a Segment before the Segment Maturity Date. It does this by estimating, through the use of an interest expense calculation, the cost of having to return those funds earlier than anticipated. This estimate is accomplished by calculating the present value of the Segment Investment using an appropriate discount rate.

vii.   The "lesser of" calculation expressed at the beginning of the Appendix suggests that the Pro Rate Share of Performance Cap Rate is an upper limit on what the Segment Interim Value could be. Please clarify why it is imposed, *e.g.*, to discourage investors from withdrawing from a Segment before maturity because of large increases in the relevant index early in the Segment.

b.   The prospectus states that the instrument to be used to discount the Segment Investment is one that the registrant chooses in its sole discretion. Please clarify what the registrant believes to be an appropriate rate and why it would not be a risk free rate.

c.   The prospectus only briefly describes how the inputs to the model used to calculate hypothetical put options are obtained. For example, while interpolation is mentioned, there is no explanation as to why it is necessary, *i.e.*, it is unlikely that the needed specific strike prices and maturities are available. There is also no discussion as to what those needed strike prices and maturities are and how they relate to what is available. Further, there is no example provided using actual possibilities under the contract of what types of inputs would be required. Please revise the description of the inputs for these omissions. The staff refers the registrant to the MSO Prospectus which we believe adequately addresses these points.

d.   The prospectus notes that the registrant may use "different" inputs to the model used to estimate the hypothetical options for Segments based on commodities indices than those based on securities indices, but then only lists one possible difference, *i.e.*, how dividends are treated. Please revise the prospectus to note all differences and clarify how they will be treated.

e.   In calculating the Fair Value of Derivatives for accounts based on commodities indices, please clarify the description of the Index Dividend Yield input to the Black-Scholes model. For example, in the case where the Oil index is the underlying, will the dividend yield be set to zero, or will some estimate be used, *e.g.*, for the net convenience value of storing the commodity? If it is not set to zero, please clarify the basis on which the estimate is made, *e.g.*, how an estimate of the net convenience value for commodities is obtained.

f.   It is unclear what is intended by the use of an Expense Spread Refund. For example, the prospectus notes that this cost is "amortized," but does not clearly state why it is "refunded." If it is a cost that the investor must pay upfront in a Segment, then state that explicitly.

g.   The last sentence of Appendix II states, "An explanation of the formulas is provided below," but no explanation is provided. Please clarify what is intended.

h.   Because the Segment Buffers and the Performance Cap Rate are not annual values, the staff believes the hypothetical index value changes used in the provided example are not sufficiently illustrative. Please revise the three

Segments provided to demonstrate value calculations using index changes of positive and negative 10, 20 and 30% instead of the current flat 10% rate for all years and positive and negative 40, 50 and 60% instead of the current flat 40% used for all years.

i.   For clarity, please revise the basis on which the Segment Duration and the Time to Maturity are expressed in the example from years and percentage of years to number of months.

j.   Please change the order in which the examples are displayed to present calculations involving losses.

k.   It appears that some parameters to the calculation are missing from the segment interim value calculations provided in the examples, including the Fixed Rate, Implied Volatility, Interest Rate, and Dividend Yield. Please provide these parameters so an investor could replicate the calculations.

l.   Please provide an example of a Segment Interim Value calculation where there has been a partial withdrawal.

PART II for Form S-3

24.   Please confirm all relevant disclosure required by Item 17 has been provided, in particular, please confirm that clause (a)(4) of Item 17 accurately represents the undertakings required by Items 512(a)(5) of Regulation S-K and confirm that the undertakings required by Item 512(e) of Regulation S-K are not applicable.

25.   On the signature page, please correct the reference to AXA Equitable as the "Depositor" rather than the "Registrant" as required by Form S-3.

STATEMENT OF ADDITIONAL INFORMATION for Form N-4

26.   Please reconcile the captions in the table of contents with those provided for the statement of additional information on the last page of the prospectus.

PART C for Form N-4

27.   Please revise and resubmit the legal opinion filed with the Form N-4 so that it more appropriately reflects the opinion as to what is being registered on Form N-4 as opposed to Form S-3.

28.   Please provide powers of attorney for the filing of the "Protected Capital Strategies" product on Form S-3.

29.   Please revise the Item 27 disclosure to reflect the number of owners of qualified and non-qualified contracts by the <u>registrant</u>, not just under this registration statement.

30.   Please explain to the staff the basis for providing the last representation under Item 32 on page C-7

31.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

32.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Staff Attorney
Office of Insurance Products